Minyard & Co., P.C.
Certified Public Accountants

International Eurogroup
Consult Member
www.iecnet.net

Michael Minyard, CPA
President

December 2, 2009

CERTIFIED MAIL/RETURN-RECEIPT REQUESTED

Board of Directors
Viropro International
1806-300 Avenue des Sommets
Verdun, QC H3E 2B7

RE: Termination of Professional Services

Dear Board Members:

This is formal notice that as of the date of this letter, the Firm will cease to render any professional services to the Corporation, including but not limited to review, audit and tax-related services. We regret that disengagement has become necessary, but conflicts within the Corporation's management and our inability to establish a timely, transparent, respectful and mutually beneficial working relationship on critical engagement issues have led to our decision.

We urge that the Board promptly retain successor audit and tax professionals in order to meet filing deadlines.

We are not currently in possession of any of the Corporation's original general ledger or supporting documents and we do not possess any other original documents of the Corporation.

If you wish this Firm to provide a successor accounting, review, audit or tax professional with information concerning the Corporation, please provide a letter informing us of the precise information you wish us to produce. Upon receipt of your written request, we will, at a minimum, follow the standards of our profession in cooperating with successor professionals. We will also consider those aspects of your request that exceed the minimum requirements of our professional standards.

We appreciate the opportunity to have been of service and wish you continuing success.

Cordially,

Michael E Minyard, CPA
President